

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

<u>Via E-Mail</u>
Mr. Michael Matvieshen
Chief Executive Officer
Salamon Group, Inc.
1401 F Street B200
Modesto, CA   95354

> **Re: Salamon Group, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 15, 2011**
> **Amendment No. 3 to Form 10-Q for period ended March 31, 2011**
> **Amendment No. 4 to Form 10-Q for period ended June 30, 2011**
> **Amendment No. 2 for Form 10-Q for period ended September 30, 2011**
> **Filed December 14, 2011**
> **File No. 0-50530**

Dear Mr. Matvieshen:

We have reviewed your response letter dated December 13, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Forms 10-Q/A for the Quarterly Periods Ended March 31, June 30 and September 30, 2011</u>

1.   We note that you filed amendments to Forms 10-Q for 2011 to revise disclosures based on prior comment 1. However, it appears you have not restored the disclosures required for the evaluation of disclosure controls and procedures. Please amend these filings to comply with the requirements of Item 307 of Regulation S-K.

Form 10-Q/A for the Quarterly Period Ended September 30, 2011

Exhibit 32.1

2.   Please refer to prior comment 2. We note that your certification refers to the Form 10-Q/A for the <u>six</u> month period ended September 30, 2011 rather than the <u>nine</u> month period. Please file an amendment to this Form 10-Q that includes the entire filing with the corrected Exhibit 32 certification that refers to the proper period.

        You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin L. Vaughn
                                        Accounting Branch Chief